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                              November 22, 2023

       Vaibhav Teneja
       Chief Financial Officer
       Tesla, Inc.
       1 Tesla Road
       Austin, TX 78725

                                                        Re: Tesla, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
October 27, 2023
                                                            File No. 001-34756

       Dear Vaibhav Teneja:

              We have reviewed your October 27, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26,
       2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 14 - Income Taxes, page 81

   1. We note your response to our prior comment number three in your letter dated October
                                                        27, 2023. As previously
requested, please provide us with your detailed and
                                                        comprehensive
quantitative analysis supporting your conclusions that it is more likely than not that your U.S.
deferred tax assets will not be realized. In addition, please address the following:

                                                              Tell us what
consideration you gave to future taxable income in years beyond 2023.
                                                            If no other future
periods were considered, explain why you believe a one year
                                                            forecast is
adequate in your assessment of deferred tax asset realization. It is unclear
 Vaibhav Teneja
Tesla, Inc.
November 22, 2023
Page 2
              how you considered ASC 740-10-30-21b, which contemplates a multiple year forecast.
                It appears the majority of your historical U.S. taxable losses were sustained during the development stage and that your business exited the development stage and transitioned to consolidated profitability in 2020. Please refer to ASC 740-10-30-17 and explain to us why you believe your facts did not change such that historical losses incurred in the development stage are more relevant than current substantial taxable income and forward looking forecasts in your realization analysis.

       Please contact Kevin Stertzel at 202-551-3723 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameVaibhav Teneja                              Sincerely,
Comapany NameTesla, Inc.
                                                              Division of
Corporation Finance
November 22, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName